PURE DIAMONDS
EXPLORATION INC.
T.PUG

SUPPL

Fax: 1-202-777-1030

To: Securities & Exchange Commission – Washington, D.C.

Attention: Compliance

From: Debra Watkins

Re: Pure Diamonds News Release

07025229

STRICTLY CONFIDENTIAL

Please deliver to the addressee immediately

PLEASE FIND ATTACHED LATEST NEWS RELEASE

Re: File No: 82-3520

PROCESSED
JUL 18 2007
THOMSON
FINANCIAL

1255 West Pender Street
Vancouver, B.C. Canada V6E 2V1
Phone: 604-687-2038 Fax: 604-687-3141

dw 7/17

NEWS RELEASE
PURE DIAMONDS EXPLORATION INC.

1255 West Pender Street, Vancouver, B.C. V6E 2V1
Tel.: (604) 687-2038 / Fax.: (604) 687-3141

July 13, 2007 TSX Symbol:PUG

NOT FOR DISSEMINATION IN THE UNITED STATES OR FOR RELEASE TO U.S NEWSWIRE SERVICES

Drilling Expands Kimberlite Discovery
Baffin Island Project, Nunavut

Pure Diamonds Exploration Inc. ("**Pure Diamonds**" or the "**Company**") is pleased to provide this update of operations for the High Arctic Joint Venture with De Beers Canada Inc. ("**De Beers**"). The first phase of diamond drilling on the Baffin Island Project has recently been completed. The drilling program assisted in the evaluation of several geophysical targets defined by previous airborne electromagnetic surveys, and the continued evaluation of the kimberlite discovery at Aliguja and Amon. As has been previously reported these two discoveries define a prospective ENE-WSW kimberlite trend of over 2 kilometres, which is extended when including kimberlite float to over 5 kilometres along strike. In addition, microdiamond analysis from the boulders that are related to both discoveries confirmed the excellent diamond potential of the kimberlite. Only a portion of the program was completed due to poor weather conditions.

Of three holes drilled to extend or evaluate the Amon and Aliguja kimberlite trend, two intersected the kimberlite. Both of these successful drill holes were offset from the Aliguja discovery at the eastern end of the trend. This drilling has confirmed that the kimberlite is a sill-like feature dipping to the north-northwest at -9 degrees. The kimberlite textures are similar to those seen in the previous drilling. Although the kimberlite intersections were less than one metre, the confirmation of lateral and down dip continuity of the kimberlite is encouraging. Additional planned drill holes in the vicinity of both the Amon and Aliguja discoveries could not be completed due the short spring drilling season. The results to date will be evaluated to plan for further drilling along to the trend to identify thicker portions of the sill or dyke where bulk sampling can be undertaken. The exploration efforts continue to be focused where excellent microdiamond recoveries were obtained from kimberlite boulders found down-ice of the structure.

The drilling of several well defined kimberlite boulder train targets, previously defined along the Baffin Island kimberite boulder cluster which is over 50 kilometres in length, were not completed during the spring drilling program. Several new targets have been identified by using the information from the Amon and Aliguja discoveries. Microdiamond analysis from these boulder trains returned microdiamond recoveries similar to Amon and Aliguja, and underscore the potential for the discovery of in situ kimberlite.

The geophysical anomalies tested during the spring drilling program did not identify any new kimberlite discoveries. While further anomalies remain to be evaluated, the next phase of exploration on the Baffin Island Property will focus on the existing kimberlite discoveries and related targets along the boulder trains. De Beers is the operator of these exploration programs and Donald R. Boucher, Professional Geologist and De Beers' Technical Manager, Joint Venture Projects, is the Qualified Person pursuant to National Instrument 43-101 who has reviewed the contents of this news release.

.../Cont'd.

$1,008,000 PRIVATE PLACEMENT

The Company is also pleased to announce that it has arranged a non-brokered private placement (the "**Offering**") of up to 3,600,000 flow-through units (the "**FT Units**") at a price of $0.28 per FT unit. Each FT Unit consists of one flow-through common share and one half of one common share purchase warrant. Each whole warrant entitles the holder to purchase one non-flow-through common share at a price of $0.40 per share for a period of 18 months from the date of issuance.

The Company will pay a Finder's Fee, to be determined, on a portion of the Offering.

The gross proceeds of the Offering will be used to finance general exploration expenditures on its High Artic Properties, which will constitute Canadian exploration expenses (as defined in the Income Tax Act) and will be renounced for the 2007 taxation year.

The Offering is subject to all necessary board and regulatory approvals.

For further information, please contact:

Gordon Keevil – President
(604) 687-2038 or visit our website at www.pure-diamonds.ca

END